SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2005

Commission File Number 0-28800

_____

DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of July 2005, incorporated by reference herein:

Exhibit

99.1   Release dated July 28, 2005, entitled "REPORT ON ACTIVITIES FOR THE FOURTH QUARTER ENDED JUNE 30, 2005"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 28, 2005   By: / Themba Gwebu
                                                          Name: Themba Gwebu
                                                          Title: Company Secretary

DRDGOLD LIMITED

we do what we say

Report on activities for the fourth quarter ended 30 June 2005

2005 FINANCIAL YEAR

DRDGOLD LIMITED
(Formerly Durban Roodepoort Deep, Limited)

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DUR • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD ("DRDGOLD")

Group Results (Unaudited)

KEY FEATURES

- DRDGOLD secures BEE deal over all South African operations
- Re-opening of Blyvoor No. 2 Sub-Shaft to proceed
- ERPM turned around successfully
- A$10 million Convertible Loan and operational support for Emperor

KEY RESULTS SUMMARY

Group		**Quarter June 2005**	Quarter March 2005	Quarter June 2004	12 months to June 2005	12 months to June 2004
Attributable gold production (*)						
Australasian operations	oz	**72 662**	79 334	70 990	317 134	233 190
	kg	**2 259**	2 467	2 208	9 864	7 253
South African operations	oz	**64 752**	60 733	76 294	251 902	329 972
	kg	**2 014**	1 889	2 373	7 835	10 263
Discontinued operations	oz	**-**	47 584	81 181	199 850	341 861
	kg	**-**	1 480	2 525	6 216	10 633
Group	oz	**137 414**	187 651	228 465	768 886	905 023
	kg	**4 273**	5 836	7 106	23 915	28 149
Gold price received	US$/oz	**432**	431	395	423	391
	R/kg	**89 375**	83 341	85 804	84 690	86 788
Capital expenditure	US$ million	**4.6**	1.3	4.5	18.4	23.2
	R million	**29.4**	7.1	30.1	114.4	160.4
Cash operating costs	US$/oz	**327**	412	355	376	344
	ZAR/kg	**67 498**	81 222	76 031	75 122	76 209

* Attributable - Including Emperor Mines Limited (45.33%) and Crown Gold Recoveries (Pty) Limited (40%)

STOCK

Issued capital

296 206 048 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 326 348 457

Stock traded	JSE	ASX	NASDAQ	FRANKFURT
Avg. volume for the quarter per day (000)	119	19	2 239	74
% of issued stock traded (annualized)	10	2	197	7
Price – High	R8.09	A$1.42	US$1.18	Euro 0.94
– Low	R4.15	A$0.76	US$0.30	Euro 0.50
– Close	R5.69	A$1.12	US$0.88	Euro 0.77

SAFETY

With deep regret, we record the deaths of three people in work-related incidents at our South African operations during the quarter under review – one each at Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"), East Rand Proprietary Mines Limited ("ERPM") and Crown Gold Recoveries Limited ("CGR"). While this compares with five fatalities in the previous quarter, it marks a slight deterioration in the company's Fatal Injury Frequency Rate ("FIFR") from 0.50 to 0.52 due to a reduction in the total number of company employees and employees of contractors.

Encouragingly, both the Lost Time Injury Frequency Rate ("LTIFR") and Serious Injury Frequency Rate ("SIFR") declined quarter-on-quarter – the former from 12.20 to 7.21 and the latter from 4.02 to 3.60 – and Blyvoor achieved one million fatality free shifts. Clearly, however, there is no place for complacency and we must strive for continuous improvement. Our focus on programmes to achieve positive changes in behaviour relating to workplace safety continues to be appropriate.

PRODUCTION

Group gold production was 27% lower at 137 414 ounces (4 273 kilograms) quarter on quarter, due mainly to the previously reported discontinuation of operations at the North West Operations (Buffelsfontein Gold Mines Limited) in South Africa during March. Gold production at the South African operations during the quarter under review, however, increased by 7% to 64 752 ounces (2 014 kilograms). This reflects continuing positive turnarounds resulting from ongoing restructuring at the Blyvoor and ERPM mines.

Australasian gold production at 72 662 ounces (2 259 kilograms) comprised 53% of the Group's total but was 8% lower than in the previous quarter due to various operational difficulties experienced at Porgera, Tolukuma Gold Mines Limited ("Tolukuma") and Emperor Mines Limited ("Emperor"). These difficulties, and the corrective actions taken, are discussed later in this report.

CASH OPERATING COSTS

Group cash operating costs were 21% lower at US$327 per ounce, primarily due to the exclusion of the discontinued North West Operations. Blyvoor continued to show very encouraging cash cost reductions while Tolukuma and Porgera both recorded reversals, reflecting lower production and fuel price increases.

GOLD MARKET REVIEW

The quarter can be divided into two halves, although not of equal proportion, as the company finally saw a weakening of the Rand, which has been stubbornly strong for some time now. The currency moved from R6.22/US$ to end at R6.65/US$, seeing highs of R5.96/US$, and dipping as low as R6.88/US$.

While the first two months of the quarter (April/May) were still tough on the revenue line (average spot price was R85 338/kg) the weaker Rand – brought about by interest rate cuts in South Africa and interest rate rises in the US, thus closing the yield differential – saw gold comfortably over the magical R90 000/kg barrier. This resulted in a spot gold price for the quarter of R88 011/kg, slightly below our received gold price of R89 375/kg.

We are also encouraged by the continued interest in gold, especially in Exchange Traded Funds ("ETF"), which has seen gold in the ETF hit over 8 million ounces. This is gold out of circulation, which, combined with the more robust supply/demand fundamentals of the metal, should be an encouraging underpin for the US$ gold price for the remainder of the year.

As for South Africa, we believe the slightly weaker exchange rate, especially to the Euro and US dollar, can only be positive for the economy, which has grown robustly. The growth is somewhat skewed, however, as the export component and balance of payment, and thus current account, have suffered under the strong currency.

CORPORATE DEVELOPMENT

Today, simultaneously with these production results, DRDGOLD has announced that it has signed a Memorandum of Understanding ("MOU") with its established Black Economic Empowerment ("BEE") partner, Khumo Bathong Holdings (Pty) Limited ("KBH"), regarding the acquisition by KBH of a 15% stake in DRDGOLD's South African operations.

The BEE transaction envisages the exchange of 45% of KBH's 60% stake in CGR and ERPM for 15% of DRDGOLD's wholly owned Blyvoor. The effect would be the ownership by KBH of 15% of DRDGOLD's South African operations. DRDGOLD intends to facilitate the BEE transaction through vendor financing.

The MOU includes an option for KBH to lead a broad-based consortium in the acquisition of a further 11% of DRDGOLD's South African operations, the intention being to bring DRDGOLD into full compliance with the 10-year, 26% BEE equity requirement contained in the Mining Charter ("the BEE transaction").

Dr MP Ncholo, Non-executive Chairman of DRDGOLD, has an interest in KBH greater than 35% and, as a result, in terms of the listing requirements of the JSE Limited, the BEE transactions will constitute small related party transactions. It is subject, therefore, to regulatory approvals and to confirmation by an appointed, independent expert that it is fair and reasonable to DRDGOLD shareholders.

In a move related to the overall restructuring of DRDGOLD's South African interests – specifically to position CGR's Crown and ERPM operations for growth – DRDGOLD has acquired from the Industrial Development Corporation (IDC) all of the IDC's CGR and ERPM debt through the issue of 4 451 219 DRDGOLD shares.

Australasian Operations

Porgera (20% of the Joint Venture)		Quarter June 2005	Quarter March 2005	% Change	Quarter June 2004	12 months to June 2005	12 months to June 2004
Ore milled	t'000	297	297	-	327	1 200	941
Yield	g/t	4.65	5.07	(8)	4.74	5.07	4.87
Gold produced	oz	44 409	48 406	(8)	49 834	195 394	147 475
	kg	1 382	1 506	(8)	1 550	6 079	4 587
Capital expenditure	US$ m	4.0	0.9	(343)	(1.1)	11.7	4.1
	ZAR m	25.4	5.0	(408)	(7.2)	73.3	28.3
Cash operating costs	US$/oz	227	191	(19)	179	186	196
	ZAR/kg	46 715	37 073	(26)	41 396	37 293	43 480

Gold production declined 8% to 44 409 ounces (1 382 kilograms), reflecting an 8% decline in yield to 4.65 grams per ton ("g/t") (5.07 g/t) and ore milled unchanged at 297 000 tonnes.

The lower output was attributable mainly to production being severely restricted by wet weather and the unbudgeted removal of slip material from the West Wall instability. Mud from this instability covered high-grade Stage 4 ore and delayed access to Stage 5, resulting in a lower feed grade. A plan to mitigate the effects of the West Wall instability is currently being prepared. Cash operating costs were 19% higher at US$227 per ounce, reflecting lower production, costs associated with the West Wall failure and higher fuel and maintenance costs.

Tolukuma		Quarter June 2005	Quarter March 2005	% Change	Quarter June 2004	12 months to June 2005	12 months to June 2004
Ore milled	t'000	52	52	-	52	211	196
Yield	g/t	11.21	11.27	(1)	12.65	11.24	13.60
Gold produced	oz	18 769	18 878	(1)	21 156	76 314	85 715
	kg	583	586	(1)	658	2 372	2 666
Capital expenditure	US$ m	0.5	0.5	-	2.8	3.4	6.0
	ZAR m	3.7	3.2	(16)	18.9	21.3	41.3
Cash operating costs	US$/oz	418	321	(30)	251	348	259
	ZAR/kg	85 806	62 404	(38)	52 685	69 566	57 522

Gold production was down 1% at 18 769 ounces (583 kilograms) as a consequence of ore milled being static at 52 000 tonnes and yield slightly lower at 11.21 g/t.
Wet weather and power outages impacted negatively on access to planned higher-grade stope ore and resulted in delays in underground development, particularly of the declines.

An incident of sabotage of the mine's hydro electric plant contributed to the power outage problem and to underground flooding. A lasting solution to the sabotage issue continues to be pursued with local community leaders.

Cash costs were 30% higher, reflecting the lower production arising from operational difficulties, higher fuel costs resulting both from price increases and from having to run the diesel generators for longer due to the hydro electric plant sabotage incident, and to higher than normal maintenance costs.

Emperor (45.33% attributable)		Quarter June 2005	Quarter March 2005	% Change	Quarter June 2004	12 months to June 2005	12 months to June 2004
Ore milled	t'000	45	63	(29)	-	213	-
Yield	g/t	6.53	5.95	10	-	6.63	-
Gold produced	oz	9 484	12 050	(22)	-	45 426	-
	kg	294	375	(22)	-	1 413	-

A 10% increase in yield to 6.53 g/t was insufficient to compensate for a 29% drop in ore milled, leading to a 22% decline in gold production to 9 484 ounces (294 kilograms).
The lower output was attributable to various factors, including winder problems on the Philip Shaft. These have now been resolved but affected production for two months of the quarter under review. Other contributors were heavy dilution and poor heavy vehicle availability.

During the quarter, the Emperor Board announced a plan to return the company's Vatukoula Mine in Fiji to profitability. This followed an earlier announcement in which the company said it expected to report a loss from ordinary activities before income tax and exceptional items of about A$18 million for the year ended 30 June, 2005.
On 12 July, DRDGOLD announced a financing and operating package to assist Emperor with implementation of the plan, including a A$10 million Convertible Loan Facility, which is subject to Emperor shareholder approval to be sought at a meeting scheduled for 29 August 2005.

A key objective of the recovery plan, to be driven by recently appointed Chief Operating Officer Michael Marriott and General Manager Sean O'Connor – both from DRDGOLD and whose services have been supplied in terms of an operating support agreement – is to drive development and reduce dilution, largely through workplace change, which has already begun.

The plan envisages production of some 650 000 tonnes of ore at an average grade of 8.00 g/t, delivering 145 000 ounces of gold for the current financial year.

South African Operations

Blyvooruitzicht		Quarter June 2005	Quarter March 2005	% Change	Quarter June 2004	12 months to June 2005	12 months to June 2004
Area mined m²	000	42	36	17	53	158	203
Development	m	423	453	(7)	288	1 854	2 382
Face length	m	1 187	1 234	(4)	1 990	1 348	2 064
Stoping width	cm	110	108	2	109	109	110
Ore milled							
Underground	t'000	138	140	(1)	207	587	831
Surface	t'000	807	780	3	719	2 932	2 287
Total	t'000	945	920	3	926	3 519	3 118
Yield							
Underground	g/t	7.83	7.36	6	6.59	7.31	7.42
Surface	g/t	0.25	0.27	(8)	0.31	0.25	0.47
Total	g/t	1.36	1.35	1	1.72	1.43	2.33
Gold produced							
Underground	oz	34 755	33 115	5	43 886	137 958	198 211
	kg	1 081	1 030	5	1 365	4 291	6 165
Surface	oz	6 559	6 880	(5)	7 201	23 920	34 883
	kg	204	214	(5)	224	744	1 085
Total	oz	41 314	39 995	3	51 087	161 878	233 094
	kg	1 285	1 244	3	1 589	5 035	7 250
Capital expenditure	US$ m	0.1	(0.1)	(201)	1.2	(0.1)	8.8
	ZAR m	0.3	(0.6)	(150)	7.2	(0.7)	60.4
Cash operating costs	US$/oz	393	422	7	467	453	385
	ZAR/kg	81 545	81 606	-	99 922	90 598	85 453

Total gold production increased by 3% to 41 314 ounces (1 285 kilograms) quarter-on-quarter, mainly as a result of a 6% increase in underground yield.

Productivity, in terms of grams per total employee costed ("g/tec") was marginally lower at 122.72 g/tec. Continuing improvement is expected to result both from a tripling in the rate of training and coaching for in-stope personnel and from action steps to further reduce the average temperature at working faces.

Area mined increased by 17% to 42 000 m². Opening up of previously mined areas improved by 17% to 1 080 metres. Development at 423 metres, however, was 7% lower, primarily due to ore pass hang-ups. The addressing of this problem, together with an incentive scheme for development crews, is expected to accelerate the pace of development.

The increase in underground yield to 7.83 g/t, resulting mainly from improved face advance in higher grade areas on the eastern side of No. 5 Shaft, more than offset a slight decline in underground ore milled, leading to a 5% increase in underground gold production to 34 755 ounces (1 081 kilograms). The mine's strategy to improve its mine call factor ("MCF") continued during the quarter with a focus on communication of daily targets, better drilling quality and improved blasting efficiencies. Settler dam cleaning and renovations to pumps at No. 5 Shaft, paid out of working costs, has resulted in more efficient mud pumping and a reduction in gold losses.

Although Slimes Dam Project surface material milled rose by 3% to 807 000 tonnes, surface yield was 8% lower at 0.25 g/t, resulting in a 5% reduction in surface gold production to 6 559 ounces (204 kilograms). The project turnaround continues and is operating well beyond design capacity.

Overall cash costs continued to decline satisfactorily, for the quarter under review by 7% to US$393 per ounce, reflecting operational improvements.

An agreement reached with the mine's workforce on a revised working calendar at the end of the second quarter, in terms of which Saturdays are worked in return for weekends off following pay-days, has already resulted in a significant reduction in lost shifts. The agreement is effective until the end of the March 2006 quarter.

Two projects at Blyvoor with a total capital cost of R82.8 million – the re-establishment of mining operations from the No. 2 Sub-Shaft in two phases costing R80.5 million and a R2.3 million expansion of the Slimes Dam Project – will be presented to the DRDGOLD Board of Directors for approval when it meets on 24 August.
In total, the No. 2 Sub-Shaft project is expected to yield some 770 491 oz (24 772 kg) of gold from 2.4 million tonnes of ore with an average delivered grade of 8.16 g/t, restoring Blyvoor's life to 17 years.

The project – the first phase of which has been modeled at a gold price of R84 056 per kilogram – is cost-sensitive, however, and could be jeopardized by excessive increases in major items such as wages, which account for 49% of total working costs. Decommissioned in 1993 by the previous owners, the No. 2 Main Shaft has deteriorated beyond repair but the No. 2 Sub-Shaft is accessible from both Nos 5 and 6 Shafts on 15 and 33 levels. Phase 1 of the project, costing R23.1 million, began during the quarter and involves re-equipping 15 level. Main Reef and Carbon Leader ore reserves accessed en route to the No. 2 Sub-Shaft will be mined to offset the cost of the first phase.

In phase 2, scheduled to begin in March 2006, the sub-shaft, winders, ropes and conveyances will be repaired and refurbished, and mine levels 17 to 31 equipped at an estimated cost of R53.6 million. The No. 2 Sub-Shaft project is expected to deliver 2.4 million tonnes of ore, with an average grade of 8.16 g/t, to the Blyvoor plant.

The expansion of the Slimes Dam Project – scheduled for completion by the end of the September 2005 quarter, involves the installation of an additional pump and wider gauge pipes on the residue pipeline from the plant in order to ease congestion and further improve plant efficiency, together with the implementation of a number of in-plant process upgrades to ease maintenance demands.

A 15% increase in volume, to approximately 300 000 tonnes per month, a 12% increase on gold production to 74 kilograms a month, a slight reduction in operating costs to R12.50 per tonne, and an additional contribution of R450 000 a month are expected. The capital cost of the expansion was minimized by acquiring pipes, pumps and valves second-hand from AngloGold Ashanti's Ergo surface reclamation operation which closed earlier in the year.

Crown (40% attributable)		Quarter June 2005	Quarter March 2005	% Change	Quarter June 2004	12 months to June 2005	12 months to June 2004
Ore milled	t'000	**904**	841	7	952	3 552	4 011
Yield	g/t	**0.37**	0.39	(5)	0.41	0.40	0.40
Gold produced	oz	**10 886**	10 643	2	12 603	45 424	51 982
	kg	**339**	331	2	392	1 413	1 617
Cash operating costs	US$/oz	**397**	428	7	334	395	343
	ZAR/kg	**81 879**	82 723	1	70 743	78 890	75 967

Although overall yield was 5% lower at 0.37 g/t, tonnage treated was 7% higher at 904 000 tonnes, resulting in a 2% increase in gold production to 10 886 ounces (339 kilograms).

While the Crown plant's tonnage for the quarter improved due to the successful commissioning of the 3L17 reclamation site, the low yield of material from the established Consolidated Main Reef ("CMR") site reporting to the Crown plant at the start of the quarter accounted for the lower overall yield. Problems with rock from the CMR site experienced during the previous quarter were overcome successfully.

The City Deep and Knights plants were primarily responsible for the increase in tonnage treated as the Crown plant's tonnages continued to be compromised by pipeline difficulties. These could continue until the pipeline replacement project underway is completed in nine months' time.

Work continues to bring the new CMR (2/A/1) reclamation site on stream. Material from this site will report to the Crown plant.

ERPM (40% attributable)		Quarter June 2005	Quarter March 2005	% Change	Quarter June 2004	12 months to June 2005	12 months to June 2004
Area mined m² #	000	**18**	16	13	29	75	128
Development #	m	**513**	253	103	240	948	2 585
Face length #	m	**715**	694	3	1 081	716	1 253
Stoping width #	cm	**127**	126	1	140	129	126
Ore milled							
Underground	t'000	**33**	30	10	56	145	230
Surface	t'000	**193**	197	(2)	86	752	87
Total	t'000	**226**	227	-	142	897	317
Yield							
Underground	g/t	**9.18**	7.61	21	6.61	7.58	5.97
Surface	g/t	**0.44**	0.42	5	0.26	0.38	0.25
Total	g/t	**1.72**	1.38	25	2.75	1.55	4.40
Gold produced							
Underground	oz	**9 800**	7 433	33	11 896	35 392	44 189
	kg	**305**	231	33	370	1 101	1 374
Surface	oz	**2 752**	2 662	2	708	9 208	707
	kg	**85**	83	2	22	286	22
Total	oz	**12 552**	10 095	24	12 604	44 600	44 896
	kg	**390**	314	24	392	1 387	1 396
Cash operating costs	US$/oz	**370**	462	20	334	411	367
	ZAR/kg	**76 395**	89 408	15	70 801	82 287	81 543

Represents total mine

Overall gold production rose by 24% to 12 552 ounces (390 kilograms), mainly as a result of a 33% increase in underground gold production to 9 800 ounces (305 kilograms).

The increase in underground gold production was due mainly to a 21% increase in yield to 9.18 g/t; area mined at 18 000 m² and underground ore milled was 10% higher at 33 000 tonnes. Other contributory factors, however, included a concerted campaign to improve sweepings and the resolution during April of technical problems on both the rock hoist and decline belt between 70 and 75 levels at Far East Vertical Shaft ("FEV") that impacted negatively on production in the previous quarter.

Productivity in terms of grams per total employee costed improved by 25% to 129.84 g/tec, reflecting the improved yield.
Development increased by 103% to 513 metres for the quarter.
Gold production from the Cason Dump surface retreatment operation increased by 2% to 2 752 ounces (85 kilograms), a 5% increase in yield to 0.44 g/t compensating for a 2% decline in material milled to 193 000 tonnes.

The first phase of the three-phase plugging project to isolate FEV from the rest of the mine is on schedule for completion at the end of July and on budget. Work on phase two has begun. Meanwhile, three phases of an eight-phase programme to upgrade pumping facilities at FEV have been completed. The three-year programme, costing some R24 million, will be paid for out of working costs, supplemented by the continuing Government pumping subsidy.

Salvaging operations at the discontinued Hercules Shaft were completed during the quarter, the sale of scrap generating close to R1 million. Surface reclamation is 95% complete and surface rehabilitation, including the dismantling of the headgear, is scheduled to begin shortly.
Underground reclamation at Central Shaft has been completed and the shaft placed on care and maintenance. Management is co-operating with the Department of Water Affairs and the Council for Geoscience on an investigation to determine the feasibility of diverting water from the Central Wits Basin to the Elsburg Vlei via an underground tunnel from Central Shaft, and of constructing a purification plant to render the water suitable for commercial re-use.

Following a preliminary investigation into the feasibility of extending ERPM's ore reserve into the neighbouring Sallies lease area, application has been made to the Department of Minerals and Energy for a prospecting license. If the license is granted, and should the ensuing prospecting prove successful, there is potential to significantly increase the life of ERPM's underground mining operations.

Discontinued Operations

North West (Hartebeestfontein and Buffelsfontein mines)		Quarter June 2005	Quarter March 2005	% Change	Quarter June 2004	12 months to June 2005	12 months to June 2004
Area mined m²	000	-	70	(100)	91	243	355
Development	m	-	7 366	(100)	11 017	26 148	41 756
Face length	m	-	2 404	(100)	3 147	2 759	3 101
Stoping width	cm	-	120	(100)	118	120	120
Ore milled							
Underground	t'000	-	246	(100)	396	986	1 665
Surface	t'000	-	320	(100)	63	884	1 493
Total	t'000	-	566	(100)	459	1 870	3 158
Yield							
Underground	g/t	-	4.68	(100)	5.84	5.44	5.58
Surface	g/t	-	1.03	(100)	3.38	0.96	0.90
Total	g/t	-	2.61	(100)	5.50	3.32	3.37
Gold produced							
Underground	oz	-	37 006	(100)	74 333	172 522	298 681
	kg	-	1 151	(100)	2 312	5 366	9 290
Surface	oz	-	10 578	(100)	6 848	27 328	43 180
	kg	-	329	(100)	213	850	1 343
Total	oz	-	47 584	(100)	81 181	199 850	341 861
	kg	-	1 480	(100)	2 525	6 216	10 633
Capital expenditure	US$ m	-	(0.1)	(100)	1.7	3.3	4.3
	ZAR m	-	(0.7)	(100)	11.0	20.3	29.8
Cash operating costs	US$/oz	-	665	100	421	508	400
	ZAR/kg	-	133 275	100	88 341	101 701	88 710

Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of DRDGOLD and operator of the Buffelsfontein and Hartebeestfontein mines – better known as DRDGOLD North West Operations – was provisionally liquidated on 22 March 2005.

All operations were suspended on that date and the company was placed under the control of three provisional liquidators appointed by the High Court. During the quarter, the provisional liquidators appointed Simmer & Jack Limited to manage and preserve the mine, and to conduct limited surface mining on their behalf. Discussions are ongoing between the provisional liquidators and Simmer & Jack Limited to negotiate terms for the acquisition of Buffelsfontein Gold Mines Limited.

A claim for damage and production losses arising from the earthquake that struck the North West Operations on 9 March 2005 has been lodged with insurers, for the benefit of the provisional liquidators.

CASH OPERATING COSTS

Cash operating costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs. While the Gold Institute has provided definitions for the calculation of cash operating costs, the calculation of cash costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash operating costs per ounce are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:

– an indication of a mine's profitability and efficiency;

– the trend in costs;

– a measure of a mine's margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; and

– a benchmark of performance to allow for comparison against other mines and mining companies.

A reconciliation of cash operating costs to production costs for the three months ended 30 June 2005; 31 March 2005; and twelve months ended 30 June 2005, is presented below:

Reconciliation of Non-Gaap financial measures

For the three months ending 30 June 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	US$ 000	16 225	7 838	10 091	34 154	-	34 154
Adjust for:							
Revenue from byproducts	US$ 000	(96)	(295)	2 548	2 157	-	2 157
Other non cash operating costs	US$ 000	73	573	(618)	28	231	259
Production costs		16 202	8 116	12 021	36 339	231	36 570
Cash operating costs	US$/oz	393	418	227	327	-	327

For the three months ending 31 March 2005 (Restated)		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	US$ 000	16 888	6 066	9 240	32 194	31 625	63 819
Adjust for:							
Revenue from byproducts	US$ 000	-	(309)	(2 667)	(2 976)	-	(2 976)
Other non cash operating costs	US$ 000	148	835	751	1 734	674	2 408
Production costs		17 036	6 592	7 324	30 952	32 299	63 251
Cash operating costs	US$/oz	422	321	191	300	665	412

For the twelve months ending 30 June 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	US$ 000	73 316	26 521	36 437	136 274	101 606	237 880
Adjust for:							
Revenue from byproducts	US$ 000	(142)	(1 161)	(226)	(1 529)	(15)	(1 544)
Other non cash operating costs	US$ 000	554	2 561	1 659	4 774	3 146	7 920
Production costs		73 728	27 921	37 870	139 519	104 737	244 256
Cash operating costs	US$/oz	453	348	186	314	508	376

For the three months ending 30 June 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	ZAR 000	104 785	50 025	64 560	**219 370**	-	**219 370**
Adjust for:							
Revenue from byproducts	ZAR 000	(595)	(1 891)	15 665	**13 179**	-	**13 179**
Other non cash operating costs	ZAR 000	485	3 694	(3 693)	**486**	1 573	**2 059**
Production costs		104 675	51 828	76 532	**233 035**	1 573	**234 608**
Cash operating costs	ZAR/kg	81 545	85 806	46 715	**67 498**	-	**67 498**

For the three months ending 31 March 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	ZAR 000	101 518	36 569	55 832	**193 919**	197 247	**391 166**
Adjust for:							
Revenue from byproducts	ZAR 000	-	(1 868)	(16 409)	**(18 277)**	-	**(18 277)**
Other non cash operating costs	ZAR 000	894	5 072	4 533	**10 499**	4 072	**14 571**
Production costs.		102 412	39 773	43 956	**186 141**	201 319	**387 460**
Cash operating costs	ZAR/kg	81 606	62 404	37 073	**58 129**	133 275	**81 222**

For the twelve months ending 30 June 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	ZAR 000	456 162	165 011	226 707	**847 880**	632 174	**1 480 054**
Adjust for:							
Revenue from byproducts	ZAR 000	(881)	(7 222)	(1406)	**(9 509)**	(95)	**(9 604)**
Other non cash operating costs	ZAR 000	3 447	15 932	10 322	**29 701**	19 573	**49 274**
Production costs		458 728	173 721	235 623	**868 072**	651 652	**1 519 724**
Cash operating costs	ZAR/kg	90 598	69 566	37 293	**62 871**	101 701	**75 122**

EXPLORATION - TOLUKUMA

Brownfields on mine site

The major focus on exploration during the quarter has been to evaluate the encouraging drilling results achieved on several newly-discovered structures within the Mining Lease. Results of intersections on the Fundoot and Gulbadi Red structures have been reported in prior quarters but include bonanza grades up to 60 g/t of gold over a width of 1.8 metres with individual sample results up to 148.7 g/t of gold over 0.6 meter. These bonanza grades are frequently associated with visible gold in the drill core.

Consulting geologists have undertaken a detailed interpretation of all the existing mine data together with those from recent drilling. The outcome is a greatly improved understanding of the structural controls to gold mineralisation. As a result a total of 16 drill targets have been identified within the immediate environs of the current mine workings and infrastructure.

A major drilling programme has been commenced to systematically test these targets on a prioritised basis over the coming year utilizing three surface drill rigs and two underground rigs. It is also proposed to acquire an additional underground rig to expedite resource infill drilling in order to convert discovery intersections to resources.

The abovementioned Fundoot and Gulbadi Red structures have been included in the mine's latest resource estimates and are expected to contribute approximately 85 000 ounces to resources with the present data coverage. Further drilling is expected to increase this resource base.

Regional Papua New Guinea

Consultants have also been engaged to evaluate all the historic data from several exploration programmes with a focus on target generation and prioritisation of of future exploration. The company currently has in excess of 9 000 square kilometres of exploration title held through current Exploration Licenses (ELs), ELs under renewal and under application. These licenses are held in areas adjacent to and in a similar geological province to the Tolukuma mining lease.

ML104 EXPLORATION

120/Zine North Extension

After the completion of three drill holes at Mt Sen (EL 580) the drill rig was moved back to ML 104 to test the Far Northern area of the 120 Zine vein. The two holes (120/ZN009 and 120/ZN010) drilled intersected both targeted structures. These structures were found to continue down dip and along strike. Results are consistently low with the highest being 1.3 metres at 1.8 g/t gold. Results from this area will be reviewed and if necessary additional surface work will be carried out before any additional drilling will be done.

Hole No	From depth(m)	To Depth(m)	True Width(m)	Au (g/t)	Ag (g/t)
120/ZN_009	100.6	102.2	1.1	0.3	6.0
120/ZN_009	121.0	122.9	1.3	1.8	3.0

Sawmill Vein

The Sawmill vein has been drilled from surface. A total of eight holes have been completed. A splay in SM007 returned a weighted average of 0.8 metre at 57.7 g/t of gold including 0.4 metre at 105.2 g/t of gold. This splay had abundant visible gold. Although the splay was intersected in several other holes, the grades were not repeated which could have been due to the large core loss in the oxidized portion of the structure.

Hole No	From depth(m)	To Depth(m)	True Width(m)	Au (g/t)	Ag (g/t)
SM006	54.6	56.5	1.3	6.8	113.0
SM007	28.5	30.7	0.8	57.7	23.0
SM007	137.9	139.3	0.3	4.2	15.0
SM008	83.5	86.0	0.2	1.4	3.0
SM009	54.4	57.7	1.1	8.2	93.0
SM011	31.7	34.8	1.1	2.5	53.0
SM011	88.1	89.0	0.3	5.9	1.0
SM012	179.4	180.0	0.2	0.5	8.0
SM013	162.9	163.1	0.2	2.7	4.6

Underground LMA90 drilling

The drill rig completed the central and Northwestern area of the Degot/Fundoot. Work has indicated a high-grade zone with the following parametres:

Average width of the high grade zone	1.8 metres
Weighted average grade across structure	32.9 g/t of gold
Average height of high grade zone	50 metres
Average quartz width	0.8 metre
Weighted average quartz grade	71.9 g/t of gold
Strike length of high grade zone	170 metres

Underground drilling continued along the Milihamba drive, testing the Southwestern extent of the Degot/Fundoot and Zine/Gulbadi structures.

Hole No	From depth(m)	To Depth(m)	True Width(m)	Au (g/t)	Ag (g/t)
TU048	254.2	255.3	0.3	1.3	9.0
TU050	188.9	194.0	1.3	2.2	15.0
TU051	148.9	154.9	4.5	3.7	6.0
TU051	184.7	186.7	1.6	0.4	3.0
TU052	210.1	210.7	0.5	4.1	25.0
TU054	137.6	140.6	2.8	0.2	3.0
TU055	80.0	83.0	1.5	0.1	2.0

Degot/Fundoot Northwest - Banana Surface Drilling
Three holes were drilled from surface to test the Northwestern extent of the Degot/Fundoot area and two holes were drilled in the Banana/Snake Creek area. Result summary:

Hole No	From depth(m)	To Depth(m)	True Width(m)	Au (g/t)	Ag (g/t)
DG014	155.1	155.7	0.3	0.2	15.0
DG015	101.0	101.7	0.4	2.9	146.0
BN007	22.7	24.9	1.7	0.3	23.0
BN008	40.2	40.7	0.4	0.1	29.6



MARK WELLESLEY-WOOD
Chief Executive Officer
28 July 2005

DR PASEKA NCHOLO
Non-executive Chairman

THIS REPORT DOES NOT CONSTITUTE AN OFFER OF SECURITIES

INVESTOR INFORMATION AT 30 JUNE 2005

DIRECTORS (* British) (** Australian) (*** American)

Executives:
MM Wellesley-Wood (Chief Executive Officer) *
IL Murray (Chief Financial Officer)

Non-executives
MP Ncholo (Non-executive Chairman)
J Turk ***

Independent non-executives:
D Blackmur **
GC Campbell *
RP Hume

Group Company Secretary:
T Gwebu

INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa